FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For: May 9 - 27, 2005

MAG Silver Corp.

(SEC File No. 0-50437)

328 – 550 Burrard Street, Vancouver BC, V6C 2B5, CANADA

Address of Principal Executive Office

The registrant files annual reports under cover:

Form 20-F X

    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:   Yes         No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 30, 2005

                                                    “Dan MacInnis”

                                            DAN MACINNIS

                                            President & CEO

FORM 6K – May 31, 2005

MAG Silver Corp.

FORM 53-901F

MATERIAL CHANGE REPORT

UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)

AND SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

Item 1.

Reporting Issuer

MAG SILVER CORP.

328 - 550 Burrard Street

Vancouver BC, V6C 2B5

Telephone:

(604) 630-1399

Facsimile:

(604) 484-4710

Item 2.

Date of Material Change: May 17, 2005

Item 3.

            Press Release

The Issuer issued a press release at Vancouver BC dated May 18, 2005

Item 4.

            Summary of Material Change

MAG Silver Corp. (TSXV:MAG) announced  it has increased its exploration properties through a land package acquisition to MAG's Lagartos SE claim group, in Zacatecas State, Mexico.

Item 5.

            Full Description of Material Change

See the news release dated May 17, 2005.

Item 6.

            Reliance on Section 85(2) of the Act (British Columbia) And Section 118(2) of the Act (Alberta)   N/A

Item 7.

Omitted Information  N/A

Item 8.

Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number: Dan MacInnis, President & CEO Phone: (604) 630-1399

Item 9.

            Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia this- 27th day of May, 2005.

MAG Silver Corp.

"Dan MacInnis"

Dan MacInnis, President & CEO

MAG Silver Corp.

MATERIAL CHANGE REPORT

328 - 550 Burrard Street, Vancouver BC, V6C 2B5

FORM 53-901F

MATERIAL CHANGE REPORT

UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)

AND SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

Item 1.

Reporting Issuer

MAG SILVER CORP.

328 - 550 Burrard Street

Vancouver BC, V6C 2B5

Telephone:

(604) 630-1399

Facsimile:

(604) 484-4710

Item 2.

Date of Material Change: May 17, 2005

Item 3.

            Press Release

The Issuer issued a press release at Vancouver BC dated May 18, 2005

Item 4.

            Summary of Material Change

MAG Silver Corp. (TSXV:MAG) announced  it has increased its exploration properties through a land package acquisition to MAG's Lagartos SE claim group, in Zacatecas State, Mexico.

Item 5.

            Full Description of Material Change

See the news release dated May 17, 2005.

Item 6.

            Reliance on Section 85(2) of the Act (British Columbia) And Section 118(2) of the Act (Alberta)   N/A

Item 7.

Omitted Information  N/A

Item 8.

Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number: Dan MacInnis, President & CEO Phone: (604) 630-1399

Item 9.

            Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia this- 27th day of May, 2005.

MAG Silver Corp.

"Dan MacInnis"

Dan MacInnis, President & CEO

MAG Silver Corp.

MATERIAL CHANGE REPORT

328 - 550 Burrard Street, Vancouver BC, V6C 2B5

MAG Silver Corporation.

For Immediate Release

May 17, 2005

MAG SILVER INCREASES LAND POSITION AT

LAGARTOS, FRESNILLO DISTRICT, ZACATECAS,

MEXICO

Vancouver, B.C MAG Silver Corporation (TSXV: MAG) is pleased to announce that  it has increased its exploration properties through a land package acquisition to MAG's Lagartos SE claim group, in Zacatecas State, Mexico. This acquisition is a continuation and confirmation of MAG's commitment to the exploration potential of the Zacatecas Silver Mining District (Fresnillo Trend).

The new claims were acquired in four separate parcels and total 12,534 hectares. They are internal and adjacent to the company's present claim holdings at Lagartos SE (see attached maps). The  land package controlled by MAG Silver within this portion of the Fresnillo silver belt now totals over 130,000 hectares and helps maintain our position as the largest landholder in the area.

Included within MAG's Fresnillo trend land package is our 8,302 hectare Juanicipio property where MAG recently entered into a Joint Venture arrangement (see press release dated April 04, 2005) with Industrias Penoles S.A. de C.V., the world's largest producer of refined silver. Penoles' current exploration campaign near the eastern boundary of Juanicipio resulted in the recently announced "Saucito" silver-gold vein discovery.  This significant new mineral discovery enlarges the mineral endowment of the Fresnillo mine district and significantly highlights the potential for new and similar discoveries "under cover" in and along the Fresnillo trend.

MAG's 2003-2004 exploration drilling at Juanicipio intersected several vein structures with significant silver and gold values lying along the projection of the Saucito vein group. The initial Joint Venture exploration effort will focus on linking MAG's discoveries to the Saucito veins.

Drilling at Lagartos NW last year intersected 65 meters of strong advanced argillic alteration followed by 700 meters of strong silicification with abundant pyrite.  The

                                      - 2 -

drilling also significantly encountered several narrow mineralized structures, the best of which ran 1.3 g/T Au over nearly 1.5 meters.

The results at Lagartos strongly indicate that we are within a high-level portion of a major epithermal system (i.e. Fresnillo) only 30 kilometres along the structural trend from the Fresnillo silver district. Anomalous values of gold (up to 1.3 g/t), silver, mercury, antimony, and arsenic are found throughout the holes and indicating that an epithermal system is in place.

Geotechnical programs are presently underway on the Lagartos land holdings, still controlled 100% by MAG Silver Corporation.

About MAG Silver Corp.

 MAG is a Silver exploration company focused on projects located within the Mexican Silver Belt. Our large land inventory is well positioned in mining districts with historical and ongoing large-scale, high-grade silver production. MAG's exploration efforts are engaged in the search for multi-million ounce silver deposits on a district scale. We are committed to discover silver deposits of size and grade that are able to withstand and overcome fluctuations in commodity prices. Our mission is to become one of the premier silver companies in the Silver Mining Industry.  MAG is based in Vancouver, British Columbia, Canada and trades on the TSXV as MAG.

"Dan MacInnis"

President and CEO

                                           -30-

For further information on behalf of MAG Silver Corp. contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-50437 available at our office: Suite 328-550 Burrard Street, Vancouver BC, Canada, V6C 2B5 or from the SEC: 1(800) SEC-0330.

MAG SILVER CORP.

(An Exploration Stage Company)

Consolidated Interim Financial Statements

For the three month period ended March 31, 2005

Filed May 13, 2005

A copy of this report will be provided to any shareholder who requests it

VANCOUVER OFFICE Suite 328 550 Burrard Street Vancouver, BC V6C 2B5	604 630 1399 phone 866 630 1399 toll free 604 484 4710 fax	TSX.V:MAG www.magsilver.com info@magsilver.com

The attached interim financial statements have not
been reviewed by the Company's auditor

MAG SILVER CORP.

(An Exploration Stage Company)

Consolidated Balance Sheets

	Mar. 31, 2005	Dec. 31, 2004
ASSETS

CURRENT
Cash and cash equivalents	$ 1,636,292	$ 1,866,360
Accounts receivable (Note 10)	335,455	520,776
Interest receivable	25,018	22,194
Prepaid expenses	7,343	12,850
TOTAL CURRENT ASSETS	2,004,108	2,422,180
FIXED ASSETS AND LEASEHOLDS (Note 3)	51,809	41,403
MINERAL RIGHTS (Note 6)	3,289,263	3,276,550
DEFERRED EXPLORATION COSTS (Note 6)	4,179,037	4,034,164
TOTAL ASSETS	$ 9,524,217	$ 9,774,297

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$ 28,246	$ 61,837
TOTAL LIABILITIES	28,246	61,837

SHAREHOLDERS' EQUITY

Share capital (Note 4)
Authorized - 1,000,000,000 common shares,
without par value
Issued and outstanding at March 31, 2005
- 25,914,611 common shares (December 31, 2004 -
25,829,538)	11,684,153	11,615,098
Common shares allotted - not issued
(Note 6 (d))	-	9,467
Contributed surplus	797,436	323,436
Deficit	(2,985,618)	(2,235,541)
TOTAL SHAREHOLDERS' EQUITY	9,495,971	9,712,460
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 9,524,217	$ 9,774,297

CONTINUING OPERATIONS (Note 1)

ON BEHALF OF THE BOARD

"Dan MacInnis"________

President & CEO

"R. Michael Jones"______

Director

MAG SILVER CORP.

 (An exploration stage company)

Consolidated Statements of Operations

	For the	For the
	three month	three month
	period ended	period ended
	March 31,	March 31,
	2005	2004

EXPENSES
Accounting and audit	$ 15,000	$ 22,000
Amortization	4,438	2,578
Bank charges and interest	411	647
Filing and transfer agent fees	11,063	10,205
Foreign exchange	(1,561)	(20,136)
Legal	51,589	22,017
Management and consulting fees	78,615	40,546
Shareholder relations	40,532	22,866
Stock compensation expense	474,000	-
Telephone and office	67,860	31,589
Travel	30,331	7,215
	772,278	139,527
LOSS BEFORE THE FOLLOWING	(772,278)	(139,527)
INTEREST INCOME	22,201	26,395
NET LOSS FOR THE PERIOD	$ (750,077)	$ (113,132)

BASIC AND DILUTED
LOSS PER SHARE	$ (0.03)	$ (0.00)

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING	25,862,946	23,402,739

MAG SILVER CORP.

 (An exploration stage company)

Consolidated Statements of Shareholders' Equity

							Deficit
							accumulated
	Common shares		Shares	Special			during the	Total
	without par value		allotted but	warrants		Contributed	exploration	shareholders'
	Shares	Amount	not issued	Number	Amount	Surplus	stage	equity

Issued for cash	1,500,000	$ 150,000	$ -	-	$ -	$ -	$ -	$ 150,000
Net loss	-	-	-	-	-	-	(4,279)	(4,279)
Balance, October 31, 1999	1,500,000	150,000	-	-	-	-	(4,279)	145,721
Net loss	-	-	-	-	-	-	(3,787)	(3,787)
Balance, December 31, 1999	1,500,000	150,000	-	-	-	-	(8,066)	141,934
Issued for cash	1,500,000	240,222	-	-	-	-	-	240,222
Net loss	-	-	-	-	-	-	(5,641)	(5,641)
Balance, December 31, 2000	3,000,000	390,222	-	-	-	-	(13,707)	376,515
Net loss	-	-	-	-	-	-	(279,639)	(279,639)
Balance, December 31, 2001	3,000,000	390,222	-	-	-	-	(293,346)	96,876
Issued for cash			-	2,400,000	375,000	-	-	375,000
Net loss	-	-	-	-	-	-	(122,631)	(122,631)
Balance, December 31, 2002	3,000,000	390,222	-	2,400,000	375,000	-	(415,977)	349,245
Issued for cash (Note 4 (a))	11,500,000	5,109,766	-	-	-	-	-	5,109,766
Conversion of special warrants	2,400,000	375,000	-	(2,400,000)	(375,000)	-	-	-
Agent's administration
shares (Note 4 (a))	10,000	5,000	-	-	-	-	-	5,000
Finders' fee shares (Note 7 (a))	500,000	250,000	-	-	-	-	-	250,000
Issued to obtain mineral property
option rights	200,000	100,000	-	-	-	-	-	100,000
Issued on acquisition of
Lexington (Note 7 (b))	200,000	180,000	-	-	-	-	-	180,000
Warrants exercised	5,183,995	3,068,996	-	-	-	-	-	3,068,996
Stock options exercised	100,000	26,000	-	-	-	-	-	26,000
Stock options granted to
consultants	-	-	-	-	-	75,308	-	75,308
Net loss	-	-	-	-	-	-	(837,539)	(837,539)
Balance, December 31, 2003	23,093,995	9,504,984	-	-	-	75,308	(1,253,516)	8,326,776
Cumulative effect of change in
accounting policy (Note 2 (h))	-	-	-	-	-	248,128	(248,128)	-
Issued to obtain mineral property
option rights	1,358,793	1,578,752	-	-	-	-	-	1,578,752
Warrants exercised	1,236,750	480,562	-	-	-	-	-	480,562
Stock options exercised	140,000	50,800	-	-	-	-	-	50,800
Shares allotted to acquire mineral
property option rights	-	-	9,467	-	-	-	-	9,467
Net loss	-	-	-	-	-	-	(733,897)	(733,897)
Balance, December 31, 2004	25,829,538	11,615,098	9,467	-	-	323,436	$(2,235,541)	$ 9,712,460
Issued to obtain mineral property
option rights	22,573	22,180	(9,467)	-	-	-	-	12,713
Warrants exercised	62,500	46,875	-	-	-	-	-	46,875
Stock options granted to
consultants	-	-	-	-	-	474,000	-	474,000
Net loss	-	-	-	-	-	-	(750,077)	(750,077)
Balance, March 31, 2005	25,914,611	$ 11,684,153	$ -	-	$ -	$ 797,436	$ (2,985,618)	$ 9,495,971

MAG SILVER CORP.

 (An exploration stage company)

Consolidated Statements of Shareholders' Equity

MAG SILVER CORP.

(An Exploration Stage Company)

Consolidated Statements of Cash Flows

	For the	For the
	three month	three month
	period ended	period ended
	March 31,	March 31,
	2005	2004

OPERATING ACTIVITIES
Loss for the period	$ (750,077)	$ (113,132)
Items not involving cash:
Amortization	4,438	2,578
Non-cash compensation expense	474,000	-

Changes in operating assets and liabilities
Accounts receivable	185,321	(90,682)
Interest receivable	(2,825)	(11,279)
Prepaid expenses	5,507	(6,872)
Accounts payable and accrued liabilities	(33,591)	(146,967)
	(117,227)	(366,354)

INVESTING ACTIVITIES
Purchase of equipment and leasehold improvements	(14,843)	-
Mineral rights	-	(1,538)
Deferred exploration costs	(144,873)	(481,051)
	(159,716)	(482,589)

FINANCING ACTIVITIES
Issue of share capital	46,875	225,163
Issue of special warrants	-	-
Deferred financing costs	-	-
	46,875	225,163
(DECREASE) INCREASE IN CASH	(230,068)	(623,780)
CASH AND EQUIVALENTS, BEGINNING OF PERIOD	1,866,360	4,795,822
CASH AND EQUIVALENTS, END OF PERIOD
(Note 2 (d))	$ 1,636,292	$ 4,172,042

Interest paid	$ -	$ -

Non-cash investing and financing activities:
Issue of shares in connection with acquisition of Minera
Los Lagartos, S.A. de C.V. (Note 7 (a))	$ -	$ -
Issue of shares in exchange for mineral property
option rights	$ 12,713	$ -
Issue of shares in connection with acquisition of
Lexington Capital Group Inc. (Note 7 (b))	$ -	$ -

MAG SILVER CORP.

 (An exploration stage company)

Consolidated Statements of Shareholders' Equity

1.

CONTINUING OPERATIONS

The Company was incorporated under the Company Act (British Columbia) on April 21, 1999 and its shares were listed on the TSX Venture Exchange on April 21, 2000.

The Company is an exploration company conducting work on mineral properties it has staked or acquired by way of option agreement principally in Mexico. The Company has not yet determined whether the properties on which it is conducting exploration contain any ore reserves that are economically recoverable. The Company defers all acquisition, exploration and development costs related to the properties on which it is conducting exploration. The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the interests, and future profitable production, or alternatively, upon the Company's ability to dispose of its interests on a profitable basis.

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assume that the Company will realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company has incurred losses from inception and does not currently have the financial resources to sustain operations in the long-term. The Company's ability to continue as a going concern is dependent upon its ability in the future to achieve profitable operations and, in the meantime, to obtain the necessary financing to meet its obligations and repay its liabilities when they become due. External financing, predominantly by the issuance of equity to the public, will be sought to finance the operations of the Company.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and include the following significant policies outlined below.

(a)

Principles of consolidation

On January 15, 2003, the Company completed its acquisition of Minera Los Lagartos, SA de CV (Note 7 (a)) and on July 16, 2003, its acquisition of Lexington Capital Corp. (Note 7 (b)). The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated on consolidation.

MAG SILVER CORP.

 (An exploration stage company)

Consolidated Statements of Shareholders' Equity

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported period. Actual results may differ from those estimated.

(c)

Financial instruments

The carrying values of cash and cash equivalents, accounts receivable, interest receivable and accounts payable reflected in the balance sheet approximate their respective fair values.

Price risk is the risk that the value of the Company's financial instruments will vary because of fluctuations in foreign exchange rates and the degree of volatility of these rates.  Certain of the Company's accounts receivable and accounts payable and accrued liabilities are denominated in Mexican pesos.  The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign exchange rates.

(d)

Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term money market instruments which are readily convertible into cash and have original maturities of 90 days or less.

Details of cash and cash equivalents are as follows:

	Mar. 31,2005	Dec. 31, 2004	Dec. 31, 2003

Cash	$ 236,292	$ 66,360	$ 495,822
Short-term deposits	1,400,000	1,800,000	4,300,000
	$ 1,636,292	$ 1,866,360	$ 4,795,822

 (e)

Mineral rights and deferred exploration costs

The Company is in the exploration stage with respect to its activities and accordingly follows the practice of capitalizing all costs relating to the acquisition, exploration and development of its mining rights and crediting all revenues received against the cost of the related interests. At such time as commercial production commences, these costs will be charged to operations on a units-of-production method based on proven and probable reserves. The carrying values related to abandoned interests are charged to operations at the time of any abandonment.

MAG SILVER CORP.

 (An exploration stage company)

Consolidated Statements of Shareholders' Equity

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)

Mineral rights and deferred exploration costs (continued)

Mineral rights include costs to acquire options to acquire interests in unproven mineral properties.

Deferred exploration costs include direct exploration costs incurred by the Company in its effort to determine the existence of economically mineable ore including the cost of feasibility studies.

Management reviews the carrying value of mineral rights and deferred exploration costs at least quarterly for evidence of impairment. This review is generally made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest, and an assessment of the likely results to be achieved from performance of further exploration. When the results of this review indicate that a condition of impairment exists, the Company estimates the net recoverable amount of the deferred exploration costs and related mining rights by reference to the potential for success of further exploration activity and/or the likely proceeds to be received from sale or assignment of the rights. When the carrying values of mining rights or deferred exploration costs are estimated to exceed their net recoverable amounts, a provision is made for the decline in the value.

 (f)

Fixed assets and leaseholds

Fixed assets are recorded at cost and are amortized on the declining balance basis at the following annual rates:

Computer equipment

30%

Computer software

30%

Field equipment

20%

The leasehold improvements are depreciated on a straight-line basis to amortize the costs over the three year term.

MAG SILVER CORP.

 (An exploration stage company)

Consolidated Statements of Shareholders' Equity

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g)

Income taxes

Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values.  Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized.  Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

(h)

Stock-based compensation

Effective January 1, 2004, the Company adopted the amended recommendations of the CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments.  Under the amended standards of this Section, the fair value of all stock-based awards granted are estimated using the Black-Scholes model and are recorded in operations over their vesting periods.  The compensation cost related to stock options granted after January 1, 2004 is recorded in operations.

Previously, the Company provided note disclosure of pro forma net earnings and pro forma earnings per share as if the fair value based method had been used to account for share purchase options granted to employees, directors and officers after January 1, 2002.  The amended recommendations have been applied retroactively from January 1, 2002 without restatement of prior periods.  As a result, as of January 1, 2004, the deficit was increased by $248,128, and contributed surplus was increased by $248,128.

The total compensation expense recognized in the statement of operations for share purchase options granted in 2004 amount to $Nil.  Had the same basis been applied to share purchase options granted in 2003 and 2002, net earnings would have been as follows:

	2003	2002

Net loss	$ 837,539	$ 122,631
Additional compensation expense	248,128	-
Pro forma net loss	$ 1,085,667	$ 122,631

Pro forma basic and diluted loss per share	$ (0.07)	$ (0.08)

For the year ended December 31, 2003, stock-based compensation expense was determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company's share price of 63%, an annual risk free interest rate of 3.76% and expected lives of five years.  The weighted average fair value of share purchase options granted in 2003 was $0.25 per share.

No stock options were issued in the years ended December 31, 2004.

Please refer to note 4. (b) for current periods granting of stock options.

MAG SILVER CORP.

 (An exploration stage company)

Consolidated Statements of Shareholders' Equity

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i)

Foreign exchange translation

The accounts of the Company's foreign operations are considered to be integrated with the operations of the Company and are translated into Canadian dollars as follows:

           monetary assets and liabilities at the rate prevailing at the balance sheet date.

           non-monetary assets and liabilities at historical rates.

            income and expenses at the average rate in effect during the year.

The resulting translation adjustment is included as a component of foreign exchange (gain) loss on the statement of operations.

(j)

Earnings (loss) per common share

Basic earnings (loss) per share calculations are based on the weighted average number of common shares outstanding, after excluding the shares held in escrow for which the conditions for their release were not satisfied (Note 4 (d)).

The Company uses the treasury stock method for the calculation of diluted earnings per share. Diluted earnings per share are computed using the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares consist of the incremental common shares upon the assumed exercise of stock options and warrants, but are excluded from the computation if their effect is anti-dilutive.

(k)

Asset retirement obligations

Effective January 1, 2004, the Company adopted CICA Handbook Section 3110, "Asset Retirement Obligations."  Under this new standard, the present value of future mine closure obligations is determined when the obligation is incurred and recorded as a liability with a corresponding increase in the carrying value of the related mining assets.  The carrying value is amortized over the life of the related mining asset on a units-of-production basis commencing with initial commercialization of the asset.  The liability is accreted to the actual liability on settlement through charges each period in the statement of operations.

The retroactive adoption of this new standard had no material effect on the financial position or results of operations of the Company.

MAG SILVER CORP.

 (An exploration stage company)

Consolidated Statements of Shareholders' Equity

3.

FIXED ASSETS AND LEASEHOLDS

	March 31,			December 31,
	2005			2004
		Accumulated	Net Book	Net Book
	Cost	Depreciation	Value	Value
Computer equipment
and software	$ 19,864	$ 5,483	$ 14,381	$ 10,698
Field equipment	34,806	9,878	24,928	16,955
Leasehold improvements	15,000	2,500	12,500	13,750
	$ 69,670	$ 17,861	$ 51,809	$ 41,403

4.

SHARE CAPITAL

(a)

Issued and outstanding

On April 15, 2003, the Company raised gross proceeds of $5,750,000 from the sale of 11,500,000 units at a price of $0.50 per unit. Each unit consisted of one common share and one-half of one share purchase warrant, with each whole warrant entitling the holder to purchase one share at a price of $0.75 per share for a period of two years from the closing. The Agents were granted warrants to purchase up to 1,150,000 shares of the Company at the same price in partial payment of services rendered in connection with the financing. The commission paid to the Agents was $460,000, equal to 8% of the gross proceeds of the Offering, and they were also issued 10,000 shares of the Company (the "Administration Shares") as an administration fee in relation to the Offering, valued at $5,000. Corporate finance fees, legal fees and related expenditures totalled $175,234, of which $7,500 was incurred to December 31, 2002. The net proceeds to the Company from the financing were $5,109,766.

The prospectus issued in respect of the financing also qualified 2,400,000 common shares and non-transferable share purchase warrants to purchase up to 1,950,000 common shares of the Company issuable upon the exercise of special warrants issued by the Company in September and December, 2002, which shares and warrants have now been issued (Note 5). The prospectus also qualified 500,000 finders' fee shares issued in relation to property acquisitions, of which 200,000 common shares have been issued and 300,000 have been issued in escrow. These shares are to be released from escrow as follows:  10% on completion of the Company's Qualifying Transaction, which took place on April 15, 2003, and the balance to be released in equal tranches of 15% every six months, for a three year period.

MAG SILVER CORP.

 (An exploration stage company)

Consolidated Statements of Shareholders' Equity

4.

SHARE CAPITAL (Continued)

(b)

Stock options

The Company has entered into Incentive Stock Option Agreements ("Agreements") with directors, officers and employees.

At the date the Agreements are entered into, the exercise price of each option is set at the fair value of the common shares at the date of grant. The following table summarizes the Company's options:

		Weighted		Weighted
	Period ended	Average	Year ended	Average
	March 31,	Exercise	December 31,	Exercise
	2005	Price	2004	Price
Balance outstanding,
beginning of year	1,030,000	$ 0.54	1,170,000	$ 0.52
Activity during the year
Options granted	970,000	1.06	-	-
Options exercised	-	-	(140,000)	0.36
Balance outstanding,
end of period	2,000,000	$ 0.79	1,030,000	$ 0.54

The following table summarizes options outstanding and exercisable at March 31, 2005:

Range of Exercise Prices	Number Outstanding and Exercisable at March 31, 2005	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price

$ 0.20	100,000	0.05	$ 0.20
0.50	575,000	3.03	0.50
0.70	355,000	3.11	0.70
1.06	970,000	4.92	1.06
	2,000,000	3.88	$ 0.79

During the current period the Company granted 970,000 stock options. During the year ended December 31, 2004 no stock options were granted. The Company has recorded $474,000 (2004 - $nil) of compensation expense relating to stock options granted to employees and consultants in the period ended March 31, 2005.

For the period ended March 31, 2005, stock-based compensation expense was determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company's share price of 67%, an annual risk free interest rate of 3.0% and expected lives of three years.

MAG SILVER CORP.

 (An exploration stage company)

Consolidated Statements of Shareholders' Equity

4.

SHARE CAPITAL (Continued)

(c)

Share purchase warrants

		Weighted
	Number	Average
	of Warrants	Exercise Price
Balance at December 31, 2002	-	$-
Issued on conversion of Special Warrants	1,500,000	0.20
Issued on conversion of Special Warrants	450,000	0.40
Issued in connection with issuance of common
shares	5,750,000	0.75
Issued to agents in connection with issuance
of common shares	1,150,000	0.50
Exercised and converted into common shares	(5,183,995)	0.59
Balance at December 31, 2003	3,666,005	0.63
Exercised and converted into common shares	(1,236,750)	0.39
Balance at December 31, 2004	2,429,255	0.75
Exercised and converted into common shares	62,500	0.75
Balance at March 31, 2005	2,366,755	$0.75

The following table summarizes information about the warrants outstanding at March 31, 2005:

Range	Warrants	Expiry
of Prices	Outstanding	Date
$ 0.50	16,000	April 15, 2005
0.75	2,350,755	April 15, 2005

(d)

Shares held in escrow

On March 31, 2005, 810,008 of the Company's common shares are held in escrow and are scheduled to be released in increments of 270,003 shares on April 21, 2005, 270,003 shares on October 21, 2005 and 270,002 shares on April 21, 2006.

5.

INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the pre-tax loss due to the following:

	2004	2003	2002

Statutory tax rates	35.60%	37.60%	39.60%
Recovery of income taxes computed at
statutory rates	$ 261,267	$ 314,915	$ 48,561
Non-taxable portion of capital loss	-	-	(700)
Non-deductible expenses	(4,116)	(28,316)	-
Lower effective tax rate on loss in
foreign jurisdictions	(1,973)	(1,603)	-
Future tax benefits not recognized in
the period that the loss arose	(255,178)	(284,996)	(47,861)
	$ -	$ -	$ -

MAG SILVER CORP.

 (An exploration stage company)

Consolidated Statements of Shareholders' Equity

5.

INCOME TAXES (Continued)

The approximate tax effect of each type of temporary difference that gives rise to the Company's future income tax assets are as follows:

	2004	2003

Canadian operating loss carryforwards	$ 651,097	$ 323,750
Mexican operating loss carryforwards	1,223,600	607,574
Canadian capital losses carried forward	44,100	44,100
Share issuance costs	136,750	182,300
Total future income tax assets	2,055,547	1,157,724
Less valuation allowance	(831,947)	(550,150)
Net future income tax assets	1,223,600	607,574
Future income tax liability
Excess book value of mineral rights and deferred
exploration costs over tax values	(1,223,600)	(607,574)
Net future income tax assets	$ -	$ -

At December 31, 2004, the Company has non-capital loss carry-forwards aggregating $6,185,000, expiring between 2006 and 2014, available for tax purposes and capital loss carryforwards of $252,000 which are available only to offset future capital gains for tax purposes and may be carried forward indefinitely.

6.

MINERAL RIGHTS AND DEFERRED EXPLORATION COSTS

	Period ended March 31, 2005
					Sierra de		Cinco de
	Juanicipio	Don Fippi	Guigui	Lagartos	Ramirez	Adargas	Mayo	Total
Acquisition costs
of mineral rights
Balance, beginning of year	$ 912,657	$ 801,068	$ 962,281	$ 39,629	$ 171,175	$ 198,613	$ 191,127	$ 3,276,550
Incurred during year	-	12,713	-	-	-	-	-	12,713
Balance, end of year	$ 912,657	$ 813,781	$ 962,281	$ 39,629	$ 171,175	$ 198,613	$ 191,127	$ 3,289,263

Deferred exploration costs
Camp costs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Drilling	-	-	-	-	-	-	-	-
Geochemical	-	-	-	5,093	-	-	-	5,093
Geological	-	1,406	-	6,380	563	-	-	8,349
Maps, fees and licenses	79,231	8,960	22,725	6,442	3,742	451	9,670	131,221
Travel	-	210	-	-	-	-	-	210
Transport and shipping	-	-	-	-	-	-	-	-
Site administration	-	-	-	-	-	-	-	-
	79,231	10,576	22,725	17,915	4,305	451	9,670	144,873
Balance, beginning of year	1,775,609	795,074	882,183	220,977	61,238	283,468	15,615	4,034,164
Balance, end of year	$ 1,854,840	$ 805,650	$ 904,908	$ 238,892	$ 65,543	$ 83,919	$ 25,285	$ ,179,037

MAG SILVER CORP.

 (An exploration stage company)

Consolidated Statements of Shareholders' Equity

6.

MINERAL RIGHTS AND DEFERRED EXPLORATION COSTS (Continued)

	Year ended December 31, 2004
					Sierra de		Cinco de
	Juanicipio	Don Fippi	Guigui	Lagartos	Ramirez	Adargas	Mayo	Total
Acquisition costs
of mineral rights
Balance, beginning of year	$ 894,379	$ 173,534	$ 181,812	$ 21,519	$ 43,434	$ -	$ -	$ 1,314,678
Incurred during year	18,278	627,534	780,469	18,110	127,741	198,613	191,127	1,961,872
Balance, end of year	$ 912,657	$ 801,068	$ 962,281	$ 39,629	$ 171,175	$ 198,613	$ 191,127	$ 3,276,550

Deferred exploration costs
Camp costs	$ 48,262	$ 55,355	$ 15,436	$ -	$ 9,887	$ 13,232	$ 1,245	$ 143,417
Drilling	274,172	-	178,499	183,402	-	221,695	-	857,768
Geochemical	2,243	11,472	21,249	9,373	9,897	2,987	284	57,505
Geological	195,829	320,168	67,703	1,686	30,310	30,174	4,099	649,969
Maps, fees and licenses	51,530	22,479	34,889	8,555	4,408	4,958	249	127,068
Travel	24,907	29,347	58	-	1,509	5,185	9,738	70,744
Transport and shipping	216	-	-	-	36	11	-	263
Site administration	33,118	20,460	5,893	-	5,191	5,226	-	69,888
	630,277	459,281	323,727	203,016	61,238	283,468	15,615	1,976,622
Balance, beginning of year	1,145,332	335,793	558,456	17,961	-	-	-	2,057,542
Balance, end of year	$ 1,775,609	$ 795,074	$ 882,183	$ 220,977	$ 61,238	$ 283,468	$ 15,615	$ 4,034,164

(a)

Juanicipio Property

The Company, through its subsidiary, Minera Los Lagartos, S.A. de C.V. ("Lagartos"), holds a 100% interest in an exploration concession on the Juanicipio property, located in the Fresnillo District, Zacatecas, Mexico. This exploration concession enables Lagartos to explore the mining claim covered by the concession for the period to August 8, 2005.

Previously, as a condition to acquiring the concession, Lagartos was obligated to make payments totalling US$2,500,000 over a period of four years.

As a result of the Company's acquisition of Lexington Capital Group Inc. (Note 9 (b)), this obligation, as well as any future royalty payments, were removed.

(b)

Don Fippi Property

Lagartos has entered into an agreement which gives it the right to explore and acquire a 100% interest in mining concessions located in the Batapilas, Chihuahua district of Mexico. Under the terms of the agreement, Lagartos is obligated to:

i)

make scheduled payments totalling US$550,000 plus applicable value added tax (of which US$100,000 has been paid) by April 21, 2007;

ii)

incur exploration expenditures totalling US$4,000,000 by April 21, 2008; and

iii)

issue an aggregate of 2,100,000 common shares of the Company, of which 676,178 common shares have been issued to March 31, 2005.

MAG SILVER CORP.

 (An exploration stage company)

Consolidated Statements of Shareholders' Equity

6.

MINERAL RIGHTS AND DEFERRED EXPLORATION COSTS (Continued)

 (c)

Guigui Property

Lagartos has entered into an agreement which gives it the right to explore and acquire a 100% interest in mining concessions located in the Santa Eulalia, Chihuahua district of Mexico. Under the terms of the agreement, Lagartos is obligated to:

i)

make scheduled payments totalling US$550,000 plus applicable value added tax (of which US$100,000 has been paid) by April 21, 2007;

ii)

incur exploration expenditures totalling US$2,500,000 by April 21, 2007; and

iii)

issue an aggregate of 2,100,000 common shares of the Company, of which 745,997 common shares have been issued to March 31, 2005.

(d)

Sierra Ramirez Property

Lagartos has entered into an agreement which gives it the right to explore and acquire a 100% interest in mining concessions located in the Sierra Ramirez district in Durango, Mexico. Under the terms of the agreement, Lagartos is obligated to:

i)

make scheduled payments totalling US$1,505,000 plus applicable value added tax (of which US$105,000 has been paid) by July 26, 2009;

ii)

incur exploration expenditures totalling US$750,000 by July 26, 2009; and

iii)

issue a finder's fee of 25,000 common shares of the Company, of which the Company has, subsequent to year end, issued 9,191 common shares pursuant to the agreement approved by the TSX Venture exchange.

(e)

Lagartos Property

Lagartos has acquired an exploration concession on mining claims on the Fresnillo trend to the northwest and southeast of the Juanicipio property. This exploration concession enables Lagartos to explore the mining claim covered by the concession to December 2009.

(f)

Adargas Property

Lagartos has entered into an agreement which gives it the right to explore and acquire a 100% interest in the Adargas property (the "Adargas Property"), subject to a 2.5% net smelter returns royalty. Under the terms of the agreement, Lagartos is obligated to:

i)

make scheduled payments totalling US$1,000,000 plus applicable value added tax (of which US$25,000 has been paid) by July 26, 2009;

ii)

issue 75,000 common shares of the Company (all have been issued); and

iii)

incur exploration expenditures totalling US$1,000,000 by July 26, 2009.

MAG SILVER CORP.

 (An exploration stage company)

Consolidated Statements of Shareholders' Equity

6.

MINERAL RIGHTS AND DEFERRED EXPLORATION COSTS (Continued)

(g)

Cinco de Mayo Property

Lagartos has entered into an agreement which gives it the right to explore and acquire a 100% interest in the Cinco de Mayo property (the "Cinco de Mayo Property"), subject to a 2.5% net smelter returns royalty. Under the terms of the agreement, Lagartos is obligated to:

i)

make scheduled payments totalling US$1,000,000 plus applicable value added tax (of which US$25,000 has been paid) by July 26, 2009;

ii)

issue 75,000 common shares of the Company (all have been issued); and

iii)

incur exploration expenditures totalling US$1,000,000 by July 26, 2009.

7.

ACQUISITIONS

(a)

Minera Los Lagartos, S.A. de C.V. ("Lagartos")

The Company announced on November 25, 2002 that it was proceeding with the acquisition of a 99% interest in the issued and outstanding common shares of Lagartos. This acquisition was completed by the Company on January 15, 2003. The remaining 1% of Lagartos is held, in trust for the Company, by a director and officer of the Company. Upon acquisition by the Company, Lagartos held the interests in the Juanicipio concessions and the options to acquire interests in the Don Fippi and Guigui concessions.

The acquisition of Lagartos has been accounted for using the purchase method and the results of operations of Lagartos have been included in the Company's results of operations from January 15, 2003.

The total purchase price of Lagartos and its allocation to the fair value of net assets acquired is as follows:

Cash advanced to Lagartos in respect of option on Juanicipio property
(US$50,000) paid in 2002	$ 78,750
Cash paid for the 100% interest in the common shares of Lagartos
(US$5,000)	7,500
Finders' fee	250,000
Advances to Lagartos prior to acquisition	113,139
$ 449,389

The fair value of net assets acquired
Mineral rights	$ 449,389

The Company issued 500,000 common shares with a fair value of $0.50 per share in connection with the completion of the transaction as a finders' fee to two officers and a company with directors and officers in common.

There were no other significant assets or liabilities acquired in this transaction. As such, the total of the acquisition of Lagartos has been allocated to acquired mineral rights being the right or the underlying right to explore a mining property.

MAG SILVER CORP.

 (An exploration stage company)

Consolidated Statements of Shareholders' Equity

7.

ACQUISITIONS (Continued)

(b)

Lexington Capital Group Inc. ("Lexington")

On July 16, 2003, the Company completed the acquisition of Lexington whose main asset is its indirect interest in the Juanicipio I claim that encompasses the Company's Juanicipio Project near Fresnillo, Zacatecas, Mexico. Under the terms of the agreement, the Company paid the vendor US$250,000 (Cdn$350,000) and 200,000 common shares of the Company. This acquisition reduced the future required option payments and work commitments described in Note 7 (a). This also eliminated a net smelter return royalty obligation.

The acquisition was accounted for using the purchase method.  The allocation of the purchase price was as follows:

Cash	$ 350,000
200,000 common shares	180,000
$ 530,000

Fair value of net assets acquired:

Cash	$ 4,219
Current liabilities	(13,196)
Mineral property interests	538,977
$ 530,000

8.

RELATED PARTY TRANSACTIONS

For the period ended March 31, 2005 the Company's president received $23,050 in compensation for management services (2004 - $23,820).

During the year ended December 31, 2003, the Company entered into an office services agreement with Platinum Group Metals Ltd. ("PTM"), a company with a common director and common officer. During the period ended March 31, 2005 the Company accrued or paid PTM $33,502 under the common service agreement (2004 - $38,000).

During the year ended December 31, 2004, the Company entered into an office lease agreement with Anthem Works Ltd. (Anthem), a company with a common director. During the period ended March 31, 2005 the Company accrued or paid Anthem $15,583 under the office lease agreement (2004 - $Nil).

These transactions were incurred in the normal course of business and are measured at the exchange amount which was the consideration established and agreed to by the noted parties.

MAG SILVER CORP.

 (An exploration stage company)

Consolidated Statements of Shareholders' Equity

9.

CONTINGENCIES AND COMMITMENTS

The Company's minimum payments under its office lease agreement which was entered into during the year ended December 31, 2004, is as follows:

2005	$ 46,750
2006	62,333
2007	46,750
$ 155,833

10.

AMOUNTS RECEIVABLE

Mar. 31, 2005Dec. 31 2004

Goods and Services Tax recoverable	10,800	12,269
Mexican Value Added Tax (EVA) recoverable	324,655	508,507
	$335,455	$520,776

11.

SUBSEQUENT EVENTS

Subsequent to March 31, 2005, the Company:

(a)

issued a total of 1,322,255 common shares at $0.75 per share on the exercise of warrants; and 16,000 common shares at $0.50 per share on the exercise of warrants. A total of 1,028,500 share purchase warrants at $0.75 expired on April 15, 2005 unexercised.

(b)

issued a total of 100,000 common shares at $0.20/share on the exercise of stock options.

c)

On April 4, 2005 the Company announced the signing of a binding letter agreement for the establishment of an exploration Joint Venture covering  MAG's wholly-owned 8,302 hectare Juanicipio Property in Zacatecas, Mexico with Industrias Penoles.

The principal features of the agreement are:

i)

Penoles can earn a 56% interest in Juanicipio upon completion of a US$5,000,000 exploration program on or before the end of year 4 of the agreement.

ii)

During the first year, Penoles shall incur an obligatory work commitment expenditure of US$750,000.  Year 1 expenditures must include a minimum of 3,000 metres of diamond drilling.

 ii)

A flexible and staged exploration program is included in the contract.  Exploration work will be supervised by a technical committee comprised of 3 representatives from Penoles and 2 from MAG Silver.  Penoles and MAG Silver are obliged to share their information in the district.  Part of the geological and exploration work will be conducted by MAG consultants and in-house personnel.

MAG SILVER CORP.

 (An exploration stage company)

Consolidated Statements of Shareholders' Equity

iv)

Exploration results from Juanicipio will be published as appropriate on an ongoing basis, with both companies to agree on the content.

v)

Penoles will subscribe for US$500,000 in MAG shares, at a market based price on signing and an additional US$500,000 in MAG shares, at a market based price, if the contract continues into the second year.

(d)

On May 2, 2005 the Company closed the private placement subscribed to by Penoles which consisted of 621,577 common shares of MAG Silver Corp. at $0.967. This equates to an investment of C$601,065 (US$500,000). The TSX Venture exchange has approved this transaction.

          MAG SILVER CORP.

              (An exploration stage company)

              Supplementrary Information and MD&A

              For the period ended

               March 31, 2005

                Filed: May 13, 2005

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE Suite 328 550 Burrard Street Vancouver, BC V6C 2B5	604 630 1399 phone 866 630 1399 toll free 604 484 4710 fax	COLORADO OFFICE Suite 104 10 Inverness Drive East Englewood CO 80112	303 799 9015 phone 303 799 9017 fax	TSX.V:MAG www.magsilver.com info@magsilver.com

1.

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the Period ended March 31, 2005

1. DESCRIPTION OF BUSINESS OF MAG SILVER CORP.

The Company was originally incorporated under the Company Act (British Columbia) on April 21, 1999 under the name "583882 B.C. Ltd.". On June 28, 1999, in anticipation of becoming a capital pool company, the Company changed its name to "Mega Capital Investments Inc.". On April 22, 2003, the Company changed its name to "MAG Silver Corp." to reflect its new business consequent upon the completion of its Qualifying Transaction. The principal business of the Company is the acquisition, exploration and development of mineral properties.

The Company is a "reporting" company in the Provinces of British Columbia, Alberta and Ontario. The Company's Common Shares were listed and posted for trading on the TSX Venture Exchange (TSXV: MGA) on April 19, 2000. Concurrent with the Company's name change to MAG Silver Corp. on April 22, 2003, the trading symbol was changed to "MAG".

On April 15, 2003, concurrent with the completion of its Qualifying Transaction, the Company raised gross proceeds of $5,750,000 from the sale of 11,500,000 units at a price of $0.50 per unit.  Since that time the company has received approximately $4,595,000 from the exercise of warrants from this financing, as well as warrants from previous financings. The Company remains in strong financial condition as a result of the April 15, 2003 financing and the exercise of share purchase warrants during and subsequent to the Company's March 31, 2005 period end. The Company has generally followed its budgeted use of proceeds shown in the Company's Prospectus dated March 31, 2003, but due to the extra money received, the Company acquired other mineral properties, and increased some mineral exploration activities.

The most significant recent event for MAG Silver is the establishment of an exploration partnership with Industrias Penoles, S.A. de C.V. on our Juanicipio Property in Zacatecas State. This was the culmination of extensive negotiations carried out over the last several months, fuelled by MAG's 2003 & 2004 exploration successes at Juanicipio and Penoles exploration successes where their claims abut Juanicipio.  Most notably, Penoles have recently announced the discovery of new silver-rich vein systems in this area.

Penoles can earn a 56% interest in Juanicipio by spending $5,000,000 US over 4 years.  This begins with a $750,000 US expenditure commitment in year one (2005) including a minimum of 3,000 meters of drilling. In addition, Penoles has agreed to take a share position in MAG with a U.S.$500,000 share subscription. On May 2, 2005 the TSX Venture exchange approved the Penoles private placement which consisted of 621,577 common shares at $0.967.

Drilling last year at Lagartos, Guigui and Adargas was successful in moving these projects from conceptual exploration plays to new mineral and or epithermal system discoveries highly deserving of further follow up. Further drilling is expected in 2005 at Lagartos and Guigui.

Batopilas continues to expose realistic drill targets and we expect to drill at Batopilas in the second half of 2005.

Land positions in a number of areas have been increased and exploration programs continue on all of our land holdings to move these projects towards the drill phase.

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the Period ended March 31, 2005

2.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

a)

Results of Operations

During the period ended March 31, 2005 the Company earned interest income of $22,201 (2004 - $26,395) on short-term investments and cash on hand. Cash at March 31, 2005 amounted to $1,636,292 (2004 - $4,172,042).

Interest earned during the period of $22,201 (2004 - $26,395) was applied as a reduction to general and administrative expenses of $772,278 (2004 - $139,527), resulting in an operating loss for the period of ($750,077) (2004 - ($113,132)).

General and administrative expenses in 2005 increased when compared to 2004 as the Company hired a full time President and VP of Corporate Development and has become more active.

Travel and accommodation expenses for the period totaled $30,331 as compared with $7,215 in 2004 as management have traveled to Mexico several times during the quarter, as well as attended trade shows. Management and consulting fees in the period of $78,615 were higher than the $40,546 incurred in 2004 as more management personnel have been hired. Consulting and management fees have been paid to several individuals including one director. (See related party transactions).

Services provided by the company's president, the company's lawyer, and its consulting geologists include project management, investor relations, legal, geological and administrative services. During the period ended March 31, 2005 legal fees amounted to $51,589 (2004 - $22,017), filing and transfer agent fees totaled $11,063 (2004 - $10,205), shareholder relations totaled $40,532 (2004 - $22,866) while accounting and audit expenses totaled $15,000 (2004 - $22,000). Accounting and audit expenses incurred include the Company's United States Securities and Exchange Commission ("SEC") Registration Form 20F filing in 2004.  Bank charges and interest totaled $411 (2004 - $647). Other smaller expense items account for the balance of general and administrative costs for the period. The Company now occupies office space and receives administrative services on a contract basis.

The following tables set forth selected financial data from the Company's Audited Financial Statements and should be read in conjunction with these financial statements.

	Year ended Dec. 31, 2004	Year ended Dec. 31, 2003	Year Ended Dec. 31, 2002
Revenues	Nil	Nil	Nil
Net Income (Loss)	($733,897)	($837,539)	($122,631)
Net Income (Loss) per Share	($0.03)	($0.06)	($0.08)
Total Assets	$9,774,297	$8,534,794	$408,125
Long Term Debt	Nil	Nil	Nil
Dividends	Nil	Nil	Nil

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the Period ended March 31, 2005

The following table sets forth selected quarterly financial information for each of the last eight (8) quarters.

Quarter Ending	Revenue	Net Earnings (Loss)	Net Loss per share
March 31, 2005	Nil	(750,077)	(0.03)
December 31, 2004	Nil	(243,843)	(0.01)
September 30, 2004	Nil	(112,109)	(0.005)
June 30, 2004	Nil	(264,813)	(0.01)
March 31, 2004	Nil	(113,132)	(0.00)
December 31, 2003	Nil	(302,473)	(0.01)
September 30, 2003	Nil	(260,541)	(0.01)
June 30, 2003	Nil	(175,055)	(0.01)

During the quarter ended March 31, 2005 the Company was focused on negotiations regarding the Penoles option to participate in the Company's Juanicipio property. The Company conducted minor exploration work in Mexico and assessed past results in preparation for 2005 drilling programs.

The Company has not declared nor paid dividends on its common shares.  The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

b)

Trend Information

Other than the obligations under the Company's property option agreements set out in "Tabular Disclosure of Contractual Obligations", there are no identifiable trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company's liquidity either increasing or decreasing at present or in the foreseeable future.  The Company will require sufficient capital in the future to meet its acquisition payments and other obligations under property option agreements for those properties it considers worthy to incur continued holding and exploration costs upon.  The need to make such payments is a "Trend" as it is unlikely that all such obligations will be eliminated from the Company's future business activities.  The Company intends to utilize cash on hand in order to meet its obligations under property option agreements until at least December 31, 2005. It is unlikely that the Company will generate sufficient operating cash flow to meet these ongoing obligations in the foreseeable future. Accordingly the Company will likely need to raise additional capital by issuance of equity in the future.  At this time the Company has no plan or intention to issue any debt in order to raise capital for future requirements.

At the time of writing there is a noted favourable trend with regard to the market for metal commodities and related companies, however, it is the opinion of the Company that its own liquidity will be most affected by the results of its exploration activities.  The discovery of an economic mineral deposit on one of its mineral properties may have a favourable effect on the Company's liquidity, and conversely, the failure to find one may have a negative effect.

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the Period ended March 31, 2005

c)

Risk Factors

The following is a brief discussion of those distinctive or special characteristics of the Company's operations and industry that may have a material impact on, or constitute risk factors in respect of, the Company's future financial performance.

The Company, and thus the securities of the Company, should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in this Annual Report prior to making an investment in the Company.  In addition to the other information presented in this Annual Report, the following risk factors should be given special consideration when evaluating an investment in the Company's securities.

General

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits, which, though present, are insufficient in quantity and quality to return a profit from production.

The Company's business is subject to exploration and development risks

All of the Company's properties are in the exploration stage of development and no known reserves have been discovered on such properties.  There is no certainty that the expenditures to be made by the Company or its joint venture partners in the exploration of its properties described herein will result in discoveries of precious metals in commercial quantities or that any of the Company's properties will be developed.  Most exploration projects do not result in the discovery of precious metals and no assurance can be given that any particular level of recovery of precious metals will in fact be realized or that any identified resource will ever qualify as a commercially mineable (or viable) resource which can be legally and economically exploited.  Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permit regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of precious metals ultimately discovered may differ from that indicated by drilling results.  There can be no assurance that precious metals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale.

Political and economic instability may affect the Company's business

The Company's activities in Canada and Mexico are subject to risks common to operations in the mining industry in general, as well as certain political and economic uncertainties related specifically to operating in Mexico.  The Company's operations in general may also be affected in varying degrees by political and economic instability, terrorism, crime, extreme fluctuations in currency exchange rates and inflation.

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the Period ended March 31, 2005

The Company is subject to the risk of fluctuations in the relative values of the Canadian dollar as compared to the Mexican Peso

The Company may be adversely or favorably affected by foreign currency fluctuations.  The Company is primarily funded through equity investments into the Company denominated in Canadian Dollars.  Several of the Company's options to acquire properties in Mexico may result in option payments by the Company denominated in Mexican Pesos or in U.S. dollars over the next three years.  Exploration and development programs to be conducted by the Company in Mexico will also be funded in Mexican Pesos or in U.S. dollars.  Fluctuations in the exchange rate between the Canadian dollar and both the U.S. dollar and Mexican Peso may have an adverse or favorable affect on the Company.

The Company's properties are subject to title risks

The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties, and properties that it has the right to acquire or earn an interest in, are in good standing.  However, the Company's properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.  These defects could adversely affect the Company's title to such properties or delay or increase the cost of the development of such properties.

The Company's properties may also be subject to aboriginal or other historical rights that may be claimed on Crown properties or other types of tenure with respect to which mineral rights have been conferred.  The Company is not aware of any aboriginal land claims having been asserted or any legal actions relating to native issues having been instituted with respect to any of the mineral properties in which the Company has an interest.  The Company is aware of the mutual benefits afforded by co-operative relationships with indigenous people in conducting exploration activity and is supportive of measures established to achieve such co-operation.

Environmental Risk

Environmental legislation on a global basis is evolving in a manner that will ensure stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessment of proposed development and a higher level of responsibility for companies and their officers, directors and employees.  There is no assurance that future changes to environmental legislation in Canada or Mexico will not adversely the Company's operations.  Environmental hazards may exist on properties in which the Company holds interests which are unknown at present and which have been caused by previous or existing owners or operators.  Furthermore, future compliance with environmental reclamation, closure and other requirements may involve significant costs and other liabilities.  In particular, the Company's operations and exploration activities are subject to Canadian and Mexican national and provincial laws and regulations governing protection of the environment.  Such laws are continually changing and, in general, are becoming more restrictive.

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the Period ended March 31, 2005

The mineral exploration industry is extremely competitive

The resource industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself.  Competition could adversely affect the Company's ability to acquire suitable new producing properties or prospects for exploration in the future.  Competition could also affect the Company's ability to raise financing to fund the exploration and development of its properties or to hire qualified personnel.

Metal prices affect the success of the Company's business

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are developed, a profitable market will exist for the sale of such product.  Factors beyond the control of the Company may affect the marketability of any minerals discovered.  No assurance may be given that metal prices will remain stable.  Significant price fluctuations over short periods of time may be generated by numerous factors beyond the control of the Company, including domestic and international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  The effect of these factors on the price of minerals and therefore the economic viability of any of the Company's exploration projects cannot accurately be predicted.  As the Company is in the exploration stage, the above factors have had no material impact on present operations or income.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

d)

Exploration Programs and Expenditures

During the period ended March 31, 2005 the Company incurred $12,713 ($Nil in cash; $12,713 in shares comprised of 13,382 common shares @ $0.95), (2004 - $1,538) in property acquisition costs.  Exploration expenditures in cash for the period amounted to $144,873 (2004 - $481,051).

 During 2004 four drilling programs were conducted. The drilling program at Juanicipio had a total cost of $630,277. Other exploration programs were conducted at Lagartos ($203,016), Guigui ($323,727) and Adargas ($283,468) The Company also incurred $459,281 for mine rehabilitation and drill program preparations at the Don Fippi property. In total  the Company incurred $857,768 on rotary diamond drilling during the 2004 year.

During 2003 a total of 6,147 metres were drilled on seven different holes at the Juanicipio property. The company had originally budgeted to drill 4,500 metres at a cost of $200 per metre, totaling $900,000, but increased this amount to approximately 6,200 metres at an actual cost of $1,132,731, due to the nature, extent and grade of the mineralization encountered and in order to better delineate

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the Period ended March 31, 2005

the mineralization discovered. Another consideration was the fact that actual cost was below budget on a per metre basis, approximately $184 per metre, compared to $200 per metre budgeted.

Results from the 7 holes drilled on the Juanicipio property have been encouraging and continue to confirm the Company's concepts and exploration models, adding great confidence for future exploration of structures throughout the property.

Phase 1 drilling at Juanicipio targeted six major surface-mapped structures coincident with strong NSAMT geophysical anomalies along the projection of veins being mined in the adjoining Fresnillo Mine area. Drilling results from the last 2 holes showed that silver dominant mineralization lies well above the base-metal rich "root zone" mineralization that appears to cause the deep NSAMT anomalies.

Phase 2 exploration activities took place in the spring and summer of 2004, following the completion and evaluation of Phase 1 drilling, at the Company's 100% controlled Juanicipio project. Exploration work included detailed surface mapping and sampling to locate vein segments where mineralization may widen along the 2 to 5 kilometre lateral continuations of the drilled structures. The Company ran approximately 6 kilometers of new NSAMT geophysics along wider vein segments to help define targets in the silver dominant zones prior to drilling 2 holes. Hole # 8 was drilled to a depth of 700m and hole # 9 was drilled to a to a depth of 748m. A detailed structural analysis of the property was performed by Dr. Tony Starling of Telluris Consulting. The Company also ran a detailed Short Wave Infra Red (SWIR) survey on surface alteration outcrops and core to characterize the mineralogy of the "advanced argillic" alteration, and reprocessed the satellite imagery. Environmental rehabilitation of drilling areas was also completed.

The Company drilled two holes at the adjoining Lagartos property. Hole #10 was drilled to a depth of 764m and hole #11 to a depth of 774m to test its theory of the projected extension of the regional "Fresnillo Trend". During 2003 the Company staked these claims to approximately 120,000 hectares of open ground northwest and southeast of its Juanicipio I claim. The drilling took place after the property was mapped and sampled throughout the 5 claims. The Company ran approximately 30 kilometers of new NSAMT geophysics over the projected extension of the regional "Fresnillo Trend". A detailed structural analysis of the property was performed by Dr. Tony Starling of Telluris Consulting. The Company also ran a detailed Short Wave Infra Red (SWIR) survey on surface alteration outcrops and core to characterize the mineralogy of the "advanced argillic" alteration, and reprocessed the satellite imagery. Environmental rehabilitation of drilling areas was also completed.

The Company has completed aerial photography of the historic Batopilas District and has carried out rehabilitation of some of the principal underground workings in its Don Fippi property that contains the historic Batopilas District. During 2004 the Company incurred $459,281 ($795,074 to date) in geological costs on this rehabilitation. Batopilas produced 250 million ounces of silver from very high-grade native-silver ore bodies prior to being shut down by the Mexican Revolution in 1913. The Company has performed initial geologic mapping and sampling of the district.  The Company has rehabilitated roughly 600 meters of the 2.5 kilometer long Porfirio Diaz Tunnel and the 400 meter Santo Domingo Tunnel.  A detailed structural analysis of the property was performed

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the Period ended March 31, 2005

as well as NSAMT and UTM geophysics. Drill targets have been identified and the drill permitting process has been completed.

Drilling began on October 20, 2003 on the Company's 4,553-hectare Guigui Project in the Santa Eulalia District in Chihuahua, Mexico. The Santa Eulalia District hosts a carbonate replacement silver deposit that has produced over 450 million ounces of silver from nearly 50 million tonnes of ores averaging 350 g/T (11.3 Oz/T) silver, 8.2% lead and 7.8% zinc. Despite nearly 300 years of continuous mining of interconnected high-grade deposits, these have never been traced back to the style of near-source intrusion-related mineralization typical of these deposits worldwide. MAG and others have performed geological and geochemical zoning studies and gravity, magnetic, CSAMT and NSAMT geophysical surveys to define the near-source mineralization targets on the property. The planned 3,500-metre drill program on Guigui consisted of 6 holes to test these targets, the largest of which centers on a geophysical anomaly more than 1 kilometre in diameter that MAG infers to reflect a buried intrusive body. Four holes were drilled by the end of 2003 for a total of 3,009 metres. The drill program finished in February 2004 with a total of 4,576 metres drilled over 6 different holes. The original budget was for 4 holes, but after some exploration work the Company drilled a further 2 holes in the San Antonio Graben which added over 1,000 metres more than it had originally planned. Of the final three holes which were drilled in January and February 2004, one hole was drilled in the central Guigui area while the other two were drilled in the eastern Guigui area south of the San Antonio.  The Company also ran down hole UTM surveys in all 6 of the holes drilled. Environmental rehabilitation of drilling areas was also completed. This along with other additional geological work carried out on the property accounted for the exploration activities to come in above the originally planned budget.

Guigui exploration is based on a geological, geochemical and geophysical model designed to find the source zones of the adjoining Santa Eulalia District near Chihuahua, Mexico. Santa Eulalia is another historic district that has produced at least 450 million ounces of silver over the last 300 years, but the Guigui area has never been explored.

During 2003 the Company announced that it had entered into agreements in principle to acquire the option to earn a 100% interest in the Adargas and Cinco de Mayo properties, two large exploration projects in the Mexican silver belt. Compilation of previous exploration results has begun for the Cinco de Mayo project to guide design of orientation geophysical surveys and biological sampling.

Phase 1 drilling at the Adargas property consisted of four holes, totaling approximately 2,000 metres. This drilling was completed in June of 2004. The cost of this drilling program totaled $283,468 to December 31, 2004. The Company is waiting for results of a down hole BHUTM survey of both MAG and two 1997 holes drilled by a predecessor, one of which cut 20 centimetres of Zn-Pb-Ag massive sulfides developed along the same contact.

During 2004 the Company initiated the geological reconnaissance and verification of previous data, as well as laid out a biochemical sampling program at the Cinco de Mayo property.

During 2004 the Company executed an initial reconnaissance mapping and sampling of the district at the Sierra Ramirez property.

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the Period ended March 31, 2005

All of the costs incurred on property acquisition and exploration during 2004 were deferred. There were no mineral properties written down during the year or in 2003. A complete table of mineral property costs can be found in Note 6 of the Company's Financial Statements for the period ended March 31, 2005.

e)

Administration Expenses

General and administrative expenses for the period totaled $772,278 (2004 - $139,527), net of interest and recoveries of $22,201 (2004 - $26,395). Shareholder relations expense, web site hosting and maintenance, investor calls, mail outs, printing and news releases totaled $40,532 (2004 - $22,866). Management and consulting fees to March 31, 2005 totaled $78,615 (2004 - $40,546).  Office and administration totaled $67,860 (2004 - $31,589). Stock compensation expense, a non-cash item, amounted to $474,000 this period (2004 - $Nil). The increase in office and administration costs is due to the Company moving into a new office with increased space and the Company having a services agreement with Platinum Group Metals Ltd. for the provision of full time office administration, effectively resulting in lower management and consulting fees, but higher administration costs.

During the period ended March 31, 2005 legal fees amounted to $51,589 (2004 - $22,017),  and accounting and audit expenses totaled $15,000 (2004 - $22,000). The Company completed a United States Securities and Exchange Commission ("SEC") Registration (Form 20-F) in 2004. The company incurred approximately $75,000 in 2004 and at least $225,000 in total, on accounting and legal costs relating to this goal. Accounting and legal costs totaled $198,330 (2003 - $250,954) for the year ended December 31, 2004, which includes the $75,000 mentioned above for the Form 20-F. Legal opinions on property acquisitions during 2004 and general services made up the balance of legal expenses for the 2004 year.

During the period ended March 31, 2005 the Company paid stock exchange, filing fees and transfer agent fees of $11,063 (2004 - $10,205). A foreign exchange gain of $1,561 (2004 - $20,136) was incurred during the same period, which is attributed to the fluctuations in the US dollar and Mexican pesos, which the Company uses to pay for acquisition and exploration expenditures through the Company's Mexican subsidiary Minera Los Lagartos. A loss occurs when the U.S. dollar or Mexican peso weakens against the Canadian dollar, resulting in the Canadian dollar value of those currencies held to fall. Travel, lodging and related expenses for the management of the company amounted to $30,331 (2004 - $7,215). Such costs are incurred for corporate, property and exploration related travel and for attendance at trade shows and conferences.

f)

Related Party Transactions

For the period ended March 31, 2005 the Company's president received $23,050 in compensation for management services (2004 - $23,820).

During the year ended December 31, 2003, the Company entered into an office services agreement with Platinum Group Metals Ltd. ("PTM"), a company with a common director and common

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the Period ended March 31, 2005

officer. During the period ended March 31, 2005 the Company accrued or paid PTM $33,502 under the common service agreement (2004 - $38,000).

During the year ended December 31, 2004, the Company entered into an office lease agreement with Anthem Works Ltd. (Anthem), a company with a common director. During the period ended March 31, 2005 the Company accrued or paid Anthem $15,583 under the office lease agreement (2004 - $Nil).

These transactions are in the normal course of business and are measured at the exchange amount which is the consideration established and agreed to by the noted parties.

g)

Shareholder Relations' Expenses

Shareholder relations expense during the period totaled $40,532 (2004 -$22,866). The Company manages its shareholder relations as an internal function. The Company recently hired an individual as Vice-President Corporate Development. The Company attends seminars and conferences related to its business and from time to time does visit brokers, market analysts and investors who request information about the Company's business.

h)

Travel and Promotion Expenses

Travel and promotion expenses for the period amounted to $30,331 (2004 - $7,215). These activities relate to corporate business development, the supervision of ongoing exploration operations, new property investigations and meetings with potential joint venture partners and institutional and sophisticated investors.

i)

Property Acquisition Expenses

Property acquisition expenditures during the period totaled $12,713 (2004 - $1,538) in cash and shares.

During 2003 the Company completed the acquisition of Lexington Capital Group Inc. ("Lexington") whose main asset is its indirect interest in the Juanicipio I claim that encompasses its Juanicipio Project near Fresnillo, Zacatecas, Mexico. Under the terms of the agreement MAG paid the vendor US$250,000 and issued 200,000 shares of its common stock. In addition to consolidating its ownership of the Juanicipio I claim, this acquisition is expected to save the Company US$1,150,000 in option payments and US$2,500,000 in work commitments, as well as eliminate a net smelter return royalty obligation.

The sum of all payments required to perfect all of the Company's mineral rights are greater than its currently available working capital. The Company evaluates its property interests on an ongoing basis and intends to abandon properties that fail to remain prospective. The Company is confident that it will be able to meet its earn-in obligations on those properties which management considers to be of merit.

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the Period ended March 31, 2005

3.

CRITICAL ACCOUNTING POLICIES

The Company's accounting policies are set out in Note 2 of its Consolidated Financial Statements for the period ended March 31, 2005.

There are two policies that, due to the nature of the mining business, are more significant to the financial results of the Company. These policies relate to the capitalizing of mineral exploration expenditures and the use of estimates.

Under Canadian GAAP, the Company deferred all costs relating to the acquisition and exploration of its mineral properties. Any revenues received from such properties are credited against the costs of the property. When commercial production commences on any of the Company's properties, any previously capitalized costs would be charged to operations using a unit-of-production method. The Company regularly reviews the carrying values of its properties to assess their recoverability and when the carrying value of a property exceeds the estimated net recoverable amount, provision is made for impairment in value.

The existence of uncertainties during the exploration stage and the lack of definitive empirical evidence with respect to the feasibility of successful commercial development of any exploration property does create measurement uncertainty concerning the estimate of the amount of impairment to the value of any mineral property. The Company relies on its own or independent estimates of further geological prospects of a particular property and also considers the likely proceeds from a sale or assignment of the rights before determining whether or not impairment in value has occurred.

4.

ANTICIPATED CHANGE IN ACCOUNTING POLICY

Effective January 1, 2004, the Company adopted the amended recommendations of the CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments.  Under the amended standards of this Section, the fair value of all stock-based awards granted are estimated using the Black-Scholes model and are recorded in operations over their vesting periods.  The compensation cost related to stock options granted after January 1, 2004 is recorded in operations.

Previously, the Company provided note disclosure of pro forma net loss and pro forma loss per share as if the fair value based method had been used to account for share purchase options granted to employees, directors and officers after January 1, 2002.  The amended recommendations have been applied retroactively from January 1, 2002 without restatement of prior periods.  As a result, as of January 1, 2004, the deficit was increased by $248,128, and contributed surplus was increased by $248,128.

Effective January 1, 2004, the Company adopted CICA Handbook Section 3110, "Asset Retirement Obligations."  Under this new standard, the present value of future mine closure obligations is determined when the obligation is incurred and recorded as a liability with a corresponding increase in the carrying value of the related mining assets.  The carrying value is amortized over the life of the related mining asset on a units-of-production basis commencing with initial commercialization

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the Period ended March 31, 2005

of the asset.  The liability is accreted to the actual liability on settlement through charges each period in the statement of operations.

The retroactive adoption of this new standard had no material effect on the financial position or results of operations of the Company.

5.

LIQUIDITY AND CAPITAL RESOURCES

The Company issued a total of 85,073 (2004 - 564,250) common shares during the period. Of these 62,500 shares (2004 - 564,250) were issued for cash proceeds of $46,875 (2004 - $225,163). A further 22,573 shares (2004 - $Nil) were issued for mineral properties for a value of $22,180 (2004 - $Nil). Cash proceeds are to be spent on mineral property acquisitions, exploration and development as well as for general working capital purposes. The Company's primary source of capital has been from the sale of equity. At March 31, 2005 the Company had cash and cash equivalents on hand of $1,636,292 compared to cash and cash equivalents of $4,172,042 at March 31, 2004. The primary use of cash during the period was for acquisition and exploration expenditures, being approximately $144,873 (2004 - $482,589), management fees and expenses of $78,615 (2004 - $40,546) and other general and administrative expenses of $215,225 (2004 - $136,949). The Company had $1,975,862 in working capital as at March 31, 2005 compared to $4,552,202 at March 31, 2004.

Current liabilities of the Company at March 31, 2005 amounted to $28,246 (2004 - $61,051) mostly being attributable to accrued exploration expenses.

Although the Company does not currently have sufficient working capital to perfect all of its properties, in management's opinion, the Company is able to meet its ongoing current obligations as they become due. Based on exploration results the Company will select certain properties to complete purchase arrangements on. The Company expects to raise equity capital as it is needed.  However, there is no assurance that additional funding will be available to the Company and it may again become dependent upon the efforts and resources of its directors and officers for future working capital. Management refers the reader to the contents of the Audited Financial Statements for the year ended December 31, 2004, the Unaudited Financial Statements for the period ended March 31, 2005, as well as the subsequent events section.

In the normal course of business the Company enters into transactions for the purchase of supplies and services denominated in Mexican Pesos. The Company also has cash and certain liabilities denominated in United States dollars. As a result the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates.

The following Table discloses the contractual obligations of the Company for optional mineral property acquisition payments, optional exploration work and committed lease obligations for office rent and equipment:

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the Period ended March 31, 2005

Tabular Disclosure of Contractual Obligations (Property expenditures in U.S. dollars, as per agreement)

Option Payments and Exploration Expenditures	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Don Fippi Property	$3,765,222	$415,222	$2,350,000	$1,000,000	Nil
Guigui Property	$1,979,983	$79,983	$1,900,000	Nil	Nil
Sierra Ramirez Property	$1,625,000	$175,000	$525,000	$925,000	Nil
Adargas Property	$1,761,000	$75,000	$586,000	$1,100,000	Nil
Cinco de Mayo Property	$1,955,138	$155,138	$700,000	$1,100,000	Nil
Total (US $)	$11,086,343	$900,343	$6,061,000	$4,125,000	Nil
Office Lease (Cdn $)	$155,833	$46,750	$109,083	Nil	Nil

Other Items

The Company is unaware of any undisclosed liabilities or legal actions against the Company and the Company has no legal actions or cause against any third party at this time. The Company is unaware of any condition of default under any debt, regulatory, exchange related or other contractual obligations.

6.

CORPORATE GOVERNANCE

A system of internal control is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.  The Board of Directors approves the financial statements and ensures that management discharges its financial responsibilities.  The Board's review is accomplished principally through the audit committee, which is composed of independent non-executive directors.  The audit committee meets periodically with management and auditors to review financial reporting and control matters.  The Board of Directors has also appointed a compensation committee composed of non-executive directors whose recommendations are followed with regard to executive compensation.  From time to time the board may also form special sub-committees, which must investigate and report to the Board on specific topics.

7.

SUBSEQUENT EVENTS

Subsequent to March 31, 2005, the Company:

(a)

issued a total of 1,322,255 common shares at $0.75 per share on the exercise of warrants; and 16,000 common shares at $0.50 per share on the exercise of warrants. A total of 1,028,500 share purchase warrants at $0.75 expired on April 15, 2005 unexercised.

(b)

issued a total of 100,000 common shares at $0.20 per share on the exercise of stock options.

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the Period ended March 31, 2005

c)

On April 4, 2005 the Company announced the signing of a binding letter agreement for the establishment of an exploration Joint Venture covering   MAG's wholly-owned 8,302 hectare Juanicipio Property in Zacatecas, Mexico with Industrias Penoles.

The principal features of the agreement are:

i)

Penoles can earn a 56% interest in Juanicipio upon completion of a US$5,000,000 exploration program on or before the end of year 4 of the agreement.

ii)

During the first year, Penoles shall incur an obligatory work commitment expenditure of US$750,000.  Year 1 expenditures must include a minimum of 3,000 metres of diamond drilling.

 iii)

A flexible and staged exploration program is included in the contract.  Exploration work will be supervised by a technical committee comprised of 3 representatives from Penoles and 2 from MAG Silver.  Penoles and MAG Silver are obliged to share their information in the district.  Part of the geological and exploration work will be conducted by MAG consultants and in-house personnel.

iv)

Exploration results from Juanicipio will be published as appropriate on an ongoing basis, with both companies to agree on the content.

v)

Penoles will subscribe for US$500,000 in MAG shares, at a market based price on signing and an additional US$500,000 in MAG shares, at a market based price, if the contract continues into the second year.

(d)

On May 2, 2005 the Company closed the private placement subscribed to by Penoles which consisted of 621,577 common shares of MAG Silver Corp. at $0.967. This equates to an investment of C$601,065 (US$500,000). The TSX Venture exchange has approved this transaction.

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

      I, Dan MacInnis, President and CEO of MAG Silver Corporation (the "Corporation"), certify that:

      1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of MAG Silver Corporation, (the "issuer") for the interim period ending March 31, 2005.

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a.

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b.

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 13, 2005

"Dan MacInnis"

  President & CEO

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Frank R. Hallam, CFO of MAG Silver Corporation (the "Corporation"), certify that:

      1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of MAG Silver Corporation, (the "issuer") for the interim period ending March 31, 2005.

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a.

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b.

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 13, 2005

   "Frank R. Hallam"

Chief Financial Officer